UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2018 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2018 and 2017

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Raytheon Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Savings and Investment Plan (the "Plan") as of December 31, 2018 and December 31, 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) at December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 13, 2019

We have served as the Plan's auditor since at least 2002. We have not been able to determine the specific year we began serving as auditor of the Plan.

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Total investments at fair value (Notes 2 and 3)	$15,140,986,416	$16,610,845,610

Fully benefit-responsive investment contracts at contract value (Note 4)	1,856,576,488	1,765,191,430

Receivables
Notes receivable from participants	212,750,362	213,867,927
Receivables for securities sold	8,022,483	464,738
Accrued investment income and other receivables	42,625,276	20,092,500
Total receivables	263,398,121	234,425,165

Total assets	17,260,961,025	18,610,462,205
Liabilities
Payable for securities purchased	14,418,775	21,793,982
Accrued investment expenses and other payables	2,862,945	3,689,073
Total liabilities	17,281,720	25,483,055

Net assets available for benefits	$17,243,679,305	$18,584,979,150

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

2018
Additions to net assets attributable to:

Interest and dividends	$453,817,257
Interest income on notes receivable from participants (Note 2)	8,363,257
Other revenue (Note 5)	553,816

Contributions
Employee contributions	732,026,392
Employer contributions	326,181,258
1,058,207,650
Total additions	1,520,941,980

Deductions from net assets attributable to:

Net depreciation of investments (Notes 2 and 3)	$1,447,362,778
Distributions to participants	1,404,619,939
Administrative expenses	10,259,108
Total deductions	2,862,241,825

Decrease in net assets available for benefits	(1,341,299,845)
Net assets, beginning of year	18,584,979,150
Net assets, end of year	$17,243,679,305

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the "Company" or the "Plan Sponsor"). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan ("ESOP") that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the "Code") and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the "Trust"). Amounts held in a participant's account are invested at the direction of the participant among the investment options made available under the Plan. The Company's Chief Executive Officer appoints an Investment Committee, which is responsible for appointing the Plan's Coordinating Investment Fiduciary. The Coordinating Investment Fiduciary is responsible for determining the investment options that are available under the Plan, except that the Investment Committee is responsible for making determinations regarding the investment option that invests in common stock of the Company.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $275,000 for the 2018 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2018, the annual employee pretax elective deferral contributions for a participant cannot exceed $18,500, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $55,000 for the 2018 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2018 may make pretax catch-up contributions up to $6,000. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program ("RISP") (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant's most recent date of hire was before or after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant's account balance and the elected investment allocation. Administrative expenses payable by the Plan are either directly charged to participant accounts or are paid from the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, Fidelity Workplace Services LLC ("FWS"), which is an affiliate of the Plan's Trustee, Fidelity Management Trust Company ("FMTC" or the "Trustee").

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the "Fixed Income Fund"), a stable value fund specifically managed for the Plan, into a competing fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a competing fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2018 and 2017, unallocated Plan forfeitures were $97,913 and $143,458, respectively. For the year ended December 31, 2018, forfeitures of $1,146,979 were used to reduce Company contributions and pay administrative expenses.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account based on the participant's current investment election. At both December 31, 2018 and 2017, the interest rates on the outstanding loans ranged from approximately 3.25% to 9.50%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions, and any rollover contributions and related earnings at any time, and all or a portion of participant pretax contributions, employer contributions and related earnings upon attainment of age 59 ½. Participants who have not reached age 59 ½ but who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant contribution rate for the next six months. On termination of employment, a participant with a vested balance less than $1,000 will receive a lump-sum distribution unless the participant elects to defer distribution. If the vested balance is in excess of $1,000, a partial or lump-sum distribution can be requested at any time. If no distribution is requested the terminated participant will receive annual statutory distributions starting in the year in which the participant reaches the age of 70 ½, or the year of termination if later. The participant may elect to defer this initial payment until April 1 of the following year. Any excess over the annual statutory distributions may be deferred until the participant's death.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $45,644,836 in dividends earned by the Raytheon Stock Fund in 2018, $899,223 was received in cash by participants who elected the cash payment option.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts ("FBRICs") are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2018 or 2017. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, FWS.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

On June 9, 2019, Raytheon Company and United Technologies Corporation (UTC) entered into an agreement to combine in an all-stock merger of equals. The merger is expected to close in the first half of 2020, following completion by UTC of the previously announced separation of its Otis and Carrier commercial businesses, and subject to customary requirements including shareholder and regulatory approval. Upon the closing of the merger transaction, the combined company will be named Raytheon Technologies Corporation. Any Raytheon Company common stock held by the Plan as of the merger date will be exchanged for 2.3348 shares of UTC common stock, based on the holder's elections determined in accordance with the terms of the transaction.

Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement ("Topic 820"), which eliminates the disclosure requirement of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Plan intends to adopt the standard on the effective date of January 1, 2020. The Plan does not expect the standard to have a material impact on its financial statements or disclosures.

Other new pronouncements issued but not effective until after December 31, 2018 are not expected to have a material impact on the Plan's financial statements or disclosures.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value per share ("NAV"), or its equivalent, practical expedient have not been classified in the fair value hierarchy.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 or 2017.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value of the CCT. The NAV, as provided by the CCT's trustee or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the CCT's trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

For the years ended December 31, 2018 and 2017, there were no transfers between levels.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets as of 12/31/2018
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$6,391,041,646	$6,391,041,646	$—	$—	$—
Self-directed brokerage account	592,321,056	592,321,056	—	—	—
Raytheon Company common stock	1,596,071,707	1,596,071,707	—	—	—
Common collective trusts	6,561,552,007	—	—	—	6,561,552,007
Total investments at fair value	$15,140,986,416	$8,579,434,409	$—	$—	$6,561,552,007

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

	Fair Value of Investment Assets as of 12/31/2017
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$6,719,268,001	$6,719,268,001	$—	$—	$—
Self-directed brokerage account	621,574,612	621,574,612	—	—	—
Raytheon Company common stock	2,068,984,221	2,068,984,221	—	—	—
Common collective trusts	7,201,018,776	—	—	—	7,201,018,776
Total investments at fair value	$16,610,845,610	$9,409,826,834	$—	$—	$7,201,018,776

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Fully Benefit-Responsive Investment Contracts ("FBRICs")

For the plan years ended December 31, 2018 and 2017, the Plan included the Fixed Income Fund, which held FBRICs issued by American General Life Insurance Company, JP Morgan Chase Bank, Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company. For the plan year ended December 31, 2017, the Fixed Income Fund also held FBRICs issued by Bank of Tokyo-Mitsubishi. These FBRIC issuers are collectively referred to as the "FBRIC Providers."

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the "crediting rate." The FBRICs use the crediting rate formula to convert market value changes in the FBRICs' assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs' assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.

2.	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

3.	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the FBRIC Provider.

4.	Complete or partial termination of the Plan.

5.	Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.

6.
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.

7.	Exclusion of a material group of previously eligible employees from eligibility in the Plan.

8.	Any material early retirement program, group termination, group layoff, facility closing or similar program.

9.	Any transfer of assets from the Fixed Income Fund directly to a competing option.

10.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated, as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it: breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant-initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee and the record keeper of the Plan are parties-in-interest with respect to the Plan. Certain Plan transactions involve the Trustee, the record keeper or other affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee. The Plan also pays fees to the Trustee and the record keeper. In addition, the Plan has an agreement with the record keeper whereby certain credits are paid to the Trust by the record keeper and are held in Trust accounts until they are used to pay administrative expenses of the Plan or are allocated to the accounts of participants. For the year ended December 31, 2018, $553,816 of such credits were earned by the Trust.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor is a party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $30,992,649 and sales amounted to $92,447,093 for the year ended December 31, 2018. Dividend income from shares of Raytheon Company common stock amounted to $44,745,613 for the year ended December 31, 2018.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts in their account.

7. Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2018 or 2017. The Plan is subject to examinations by taxing jurisdictions. The Company believes the Plan is no longer subject to federal tax examination for years prior to 2015.

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2018 and 2017

that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment managers and FBRIC Providers have credit policies in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Investment Contracts
21st Century Fox	6.9% 3/01/19	$925,000	$930,307
21st Century Fox	4.5% 02/15/21	1,000,000	1,026,658
Abbott Lab	2.9% 11/30/21	2,570,000	2,544,446
Abbvie Inc	2.9% 11/06/22 WI	800,000	778,382
Abbvie Inc	3.6% 5/14/25	835,000	801,271
Abbvie Inc	2.5% 5/14/20	1,000,000	990,366
ABN AMRO Bank	2.65% 01/21 144A	2,590,000	2,552,720
Ace Ina Holding	2.3% 11/03/20	255,000	251,354
Actavis Funding	3.45% 3/22	2,295,000	2,259,788
Actavis Funding	3% 3/12/20	1,029,000	1,024,902
AEP Texas Inc.	3.95% 6/01/28 144A	930,000	931,943
AerCap Ireland	5% 10/21	1,052,000	1,068,496
AerCap Ireland	4.25% 07/01/20	645,000	646,434
AerCap Ireland	4.625% 10/30/20	485,000	488,292
AerCap Ireland	3.5% 01/15/25	750,000	684,565
AerCap Ireland	4.125% 7/3/23	312,000	303,350
Aetna Inc	4.125% 6/01/21	250,000	253,427
AIG Global Funding	1.9% 10/06/21 1	990,000	947,609
AIG Global Funding	2.15% 7/2/20 144A	747,000	735,809
Air Lease Corp	3% 09/15/23	413,000	387,790
Air Lease Corp	3.5% 01/15/2022	2,035,000	2,002,544
Air Lease Corp	2.625% 07/01/22	600,000	568,714
Air Liquid	1.75% 9/27/21 144A	1,080,000	1,033,865
Aircastle Limited	4.4% 09/25/23	945,000	929,370
Alabama Economic Settlement Authority	3.163% 9/15/25	400,000	396,804
Alberta Province	1.9% 12/6/19	3,620,000	3,590,569
Ally Auto Receivable Trust	2.92% 11/22	785,000	783,634
Ally Auto Receivable Trust	1.74% 09/21	880,000	871,757
Ally Auto Receivable Trust	1.75% 12/21	1,331,000	1,317,970
Ally Wholesale Enterprises LLC	2.7% 01/17/2023	800,000	794,041
Ally Wholesale Enterprises LLC	3.29% 05/15/2023	1,030,000	1,035,902
Altria Group Inc	2.85% 8/09/22	520,000	499,162
Altria Group Inc	9.25% 8/06/19	40,000	41,342
American Electric Power	3.2% 11/27	1,345,000	1,276,505
American Electric Power	2.15% 11/13/20	522,000	511,488
American Express Co	3.375% 05/21	6,070,000	6,079,431
American Express Co	3.7% 08/03/23	1,020,000	1,022,886
American Express Credit Account Master	1.64% 12/21	1,150,000	1,144,629
American Express Credit Account Master	1.77% 11/22	860,000	847,696
American Express Credit Account Master	2.04% 05/23	698,000	687,237

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
American Express Credit Account Master	2.99% 12/23	815,000	817,139
American Express Credit Account Master	0% 02/24	826,000	828,961
American Express Credit Account Master	1.93% 09/22	1,187,000	1,172,961
American Express Credit Corporation	2.125% 3/18/19	135,000	134,780
American Express Credit Corporation	2.25% 5/05/21	1,000,000	978,562
American Honda	1.7% 9/9/21	500,000	480,659
American International Group	4.875% 6/01/22	600,000	622,485
American International Group	2.3% 7/19	2,155,000	2,146,001
American International Group	3.3% 3/01/21	2,000,000	1,993,149
American Tower	3.4% 2/15/19	1,510,000	1,510,853
American Tower	3.3% 2/15/21	1,000,000	994,230
American Tower	2.25% 01/15/22	1,000,000	956,966
Amgen Inc	4.1% 6/15/21	2,255,000	2,299,320
Amphenol Corp	3.2% 4/1/24	145,000	140,588
Analog Devices, Inc.	2.95% 01/12/21	1,055,000	1,045,712
Anhueser-Busch	3.3% 2/01/23	4,629,000	4,507,086
Anhueser-Busch	2.65% 2/01/21	731,000	718,504
Anthem Inc	2.95% 12/01/22	555,000	541,227
APT Pipelines	3.875% 10/22 144A	1,315,000	1,309,927
Arch Capital Finance	4.011% 12/15/26	375,000	374,655
AT&T Inc	3% 6/30/22	580,000	565,618
AT&T Inc	5.2% 3/15/20	105,000	107,258
AT&T Inc	3.8% 3/15/22	590,000	592,546
AT&T Inc	2.8% 2/17/21	4,810,000	4,747,544
AT&T Inc	5% 3/01/21	1,000,000	1,033,968
AT&T Inc	2.45% 6/30/20	397,000	391,772
Australian and New Zealand Banking Group Limited	2.7% 11/16/20	1,690,000	1,671,624
Australian and New Zealand Banking Group Limited	2.25% 6/13/19	650,000	647,794
Autozone, Inc.	3.125% 7/15/23	577,000	560,379
Avalonbay Communities	3.625% 10/1/20	209,000	210,167
Aviation Capital Group LLC	3.875% 05/01/23	1,010,000	989,465
AXA Equitable Holdings, Inc.	3.9% 04/20/2023 144A	77,000	76,041
Axis Specialty	5.875% 6/01/20	2,150,000	2,211,621
Banco Santander, S.A.	3.848% 4/12/23	800,000	777,286
Banco Santander, S.A.	3ML+112 04/23	400,000	392,234
Bank 2018-BN11 A2	3.784% 03/61	4,200,000	4,213,524
Bank of America Corp	3.289% 07/60	1,000,000	996,760
Bank of America Corp	3.3% 1/11/23	2,285,000	2,250,277
Bank of America Corp	2.6% 1/15/19	410,000	409,920
Bank of America Corp	4% 01/22/25	1,225,000	1,193,825

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Bank of America Corp	3.95% 4/21/25	1,120,000	1,085,675
Bank of America Corp	4.45% 3/03/26	1,815,000	1,795,797
Bank of America Corp	3.593%/VAR 07/28	1,560,000	1,480,217
Bank of America Corp	3.004%/VAR 12/20/23	6,302,000	6,118,337
Bank of America Corp	3ML+63 05/22	1,335,000	1,335,150
Bank of America Corp	2.881%/VAR 4/24/23	1,050,000	1,021,175
Bank of America Corp	3.55%/VAR 3/24	1,500,000	1,481,774
Bank of America Corp	2.625% 4/19/21	1,500,000	1,479,544
Bank of America Corp	3.864% 07/23/2024	2,000,000	1,995,112
Bank of America Credit Card Trust	1ML+39 10/21	4,300,000	4,302,782
Bank of America Credit Card Trust	1.95% 8/22	1,054,000	1,041,420
Bank of America Credit Card Trust	1.84% 1/23	958,000	940,850
Bank of America Credit Card Trust	2.7% 7/23	1,000,000	996,409
Bank of America Credit Card Trust	3% 9/23	820,000	822,317
Bank of Montreal	3.1% 4/13/21	2,310,000	2,308,756
Bank of Montreal	3ML+46 04/13/21	600,000	596,406
Bank of New York Mellon	2.661%/VAR 5/23	1,310,000	1,274,027
Bank of Nova Scotia	3.125% 04/21	2,945,000	2,940,248
Bank of the West Auto Trust	3.52% 12/15/22	430,000	432,698
Bank of Tokyo-Mitsubishi	2.3% 3/20 144A	380,000	376,351
Bank of Tokyo-Mitsubishi	3.75% 3/10/24 144A	1,290,000	1,296,293
Banque Fédérative du Crédit Mutuel	2.2% 07/20/20 144A	1,245,000	1,221,956
Barclays plc	4.337% 01/10/28	2,045,000	1,893,398
Barclays plc	4.972/VAR 5/16/29	745,000	718,726
Barclays plc	2.75% 11/08/19	334,000	331,570
Barclays plc	3.2% 08/10/21	2,000,000	1,943,692
Barclays plc	4.338/VAR 05/16/2024	650,000	631,923
Barclays plc	2.65% 01/11/21	850,000	832,232
BAT International Finance	2.75% 6/20 144A	2,400,000	2,357,797
BAT International Finance	3.5% 6/22 144A	500,000	489,170
Bayer US Finance	3% 10/08/21 144A	1,115,000	1,090,164
BB&T Corporation	2.25% 2/01/19	140,000	139,914
BB&T Corporation	6.85% 4/19	9,000	9,111
Benchmark 2018-B2 Mortgage Trust A2	3.6623% 02/51	856,000	867,641
Benchmark 2018-B2 Mortgage Trust A3	3.5439% 02/51	5,000,000	5,044,313
Benchmark 2018-B7 Mortgage Trust A2	4.377% 05/53	513,000	536,750
Benchmark 2018-B8 Mortgage Trust A2	4.2122% 01/52	593,000	614,925
Berkley (WR) Corporation	7.375% 9/19	700,000	720,432
Berkley (WR) Corporation	5.375% 9/15/20	1,300,000	1,338,460
Berkshire Hathaway Energy	2.8% 1/15/23	1,206,000	1,179,090
BMW Floorplan Master Owner Trust	3.15% 5/15/23 144A	753,000	754,480

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
BMW US Capital	2% 4/11/21 144A	1,825,000	1,770,045
BMW US Capital	3.4% 8/13/21 144A	1,215,000	1,209,863
BMW US Capital	2.7% 04/06/22 144A	937,000	910,029
BMW Vehicle Lease Trust	3.06% 07/21	787,000	790,721
BMW Vehicle Lease Trust	2.07% 10/20	411,000	407,947
BP Capital Markets America	3.79% 2/24	1,520,000	1,536,295
BP Capital Markets America	3.245% 05/06/22	625,000	619,552
BP Capital Markets America	3.796% 09/21/25	1,995,000	2,005,509
BP Capital Markets plc	2.315% 2/20	733,000	726,650
BPCE SA	2.5% 7/15/19	1,300,000	1,295,009
BPCE SA	2.25% 1/27/20	3,900,000	3,848,735
BPCE SA	4% 09/12/23 144A	1,025,000	1,006,983
Braemar Hotels & Resorts Trust Series	1ML+82 06/35 144A	1,440,000	1,427,874
Brambles Ltd	5.35% 4/20 144A	980,000	1,001,696
Braskem Netherlands Finance	4.5% 01/28 144A	750,000	693,195
British American Tobacco	2.764% 08/15/22	5,400,000	5,100,705
British American Tobacco	2.297% 08/14/20	1,000,000	976,171
British Telecom plc	2.35% 2/19	556,000	555,256
Broadcom Cayman Finance	3.625% 1/15/24	2,200,000	2,081,280
Burlington North Santa Fe	4.1% 6/21	2,000,000	2,052,280
Cameron International Corporation	4.5% 6/01/21	1,490,000	1,507,842
Campbell Soup Company	3.65% 3/15/23	1,600,000	1,560,237
Canadian Imperial Bank	2.55% 6/22	500,000	486,850
Canadian Natural Resources	3.45% 11/15/21	525,000	521,196
Canadian Natural Resources	2.95% 1/15/23	3,020,000	2,886,486
Canadian Pacer Auto Receivable Trust 2017-1A A3	2.05% 03/21	488,000	484,623
Canadian Pacer Auto Receivable Trust 2018-1A A3	3.088% 11/21 144A	685,000	685,028
Canadian Pacer Auto Receivable Trust 2018-2A A3	3.27% 12/22	648,000	652,920
Capital One Bank	2.95% 7/23/21	965,000	949,551
Capital One Bank	2.25% 9/13/21	1,445,000	1,393,843
Capital One Bank	2.35% 1/31/20	2,435,000	2,403,854
Capital One Bank	2.65% 08/08/22	520,000	499,333
Capital One Bank	2.25% 2/13/19	910,000	909,757
Capital One Financial	2.45% 4/24/19	140,000	139,775
Capital One Financial	3.45% 4/21	3,660,000	3,652,357
Capital One Financial	2.5% 05/12/20	500,000	493,459
Capital One Financial	3.2% 01/30/2023	1,000,000	973,066
Capital One Multi-Asset Execution Trust	1.99% 07/23	2,331,000	2,294,811
Capital One Multi-Asset Execution Trust	2.08% 03/23	240,000	237,117

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Capital One Multi-Asset Execution Trust	2.05% 08/23	581,000	572,440
Capital One Multi-Asset Execution Trust	1.34% 4/22	459,000	455,466
Capital One Multi-Asset Execution Trust	1.33% 6/15/22	868,000	859,228
Capital One Multi-Asset Execution Trust	2% 1/23	858,000	848,567
Capital One Multi-Asset Execution Trust	3.01% 02/24	542,000	544,863
CarMax	3.35% 06/23	1,278,000	1,282,886
CarMax	1.52% 2/21	727,950	723,524
CarMax	1.93% 03/22	1,285,000	1,271,889
CarMax	1.97% 04/22	1,127,000	1,114,696
CarMax	2.98% 01/23	1,607,000	1,616,367
CarMax	1.4% 8/21	571,817	565,177
CarMax	1.63% 6/20	34,263	34,221
CarMax	2.15% 10/22	348,000	344,434
CarMax	3.36% 09/23	524,000	527,589
Caterpillar Financial	2.1% 01/10/20	597,000	591,106
CBS Corporation	4.3% 2/15/21	770,000	780,588
CDP Financial Inc	4.4% 11/25/19 144A	1,300,000	1,318,639
CDP Financial Inc	3.15% 7/24 144A	1,765,000	1,778,206
CenterPoint Energy	2.50% 09/01/22	189,000	180,752
CFCRE 2016-C4 Mortgage Trust A3	3.014% 05/58	2,500,000	2,405,047
CGDBB Commercial Mortgage Trust	1ML+79 7/28	2,080,000	2,060,556
Charter Communications Operating	4.908% 7/23/25	885,000	879,607
Charter Communications Operating	4.464% 7/23/22	3,445,000	3,477,928
Chase Issuance Trust	1ML+0 05/21	3,900,000	3,903,209
Chase Issuance Trust	1ML+100 1/22	4,300,000	4,302,086
Chase Issuance Trust	1.37% 6/21	1,048,000	1,040,119
Chase Issuance Trust	1.27% 7/21	1,090,000	1,080,446
Chevron Phillips Chemical	2.45% 5/01/20 144A	347,000	343,783
Chevron Phillips Chemical	3.3% 5/23 144A	480,000	474,772
Cigna Corp	5.125% 6/15/20	1,350,000	1,384,332
Cigna Corp	4% 2/15/22	1,670,000	1,687,025
Cisco Systems	1.85% 9/20/21	1,000,000	972,316
Citibank Credit Card Issuance Trust	1.88% 8/8/22	3,781,000	3,719,386
Citibank Credit Card Issuance Trust	0% 11/21	1,073,000	1,061,614
Citibank Credit Card Issuance Trust	1.92% 04/22	949,000	936,896
Citibank Credit Card Issuance Trust	1.8% 09/21	841,000	834,218
Citibank Credit Card Issuance Trust	2.539% 1/23	1,020,000	1,011,775
Citibank N.A.	3.05% 05/01/20	4,430,000	4,423,753
Citibank N.A.	2.1% 06/12/20	750,000	737,472
Citigroup Commercial Mortgage Trust	3.024% 9/45	424,000	422,151
Citigroup Commercial Mortgage Trust	3.093% 04/46	111,000	110,201

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Citigroup Commercial Mortgage Trust	4.371% 9/46	294,000	307,010
Citigroup Commercial Mortgage Trust	4.131% 11/46	383,000	396,408
Citigroup Commercial Mortgage Trust	3.356% 7/47	769,000	769,114
Citigroup Commercial Mortgage Trust	2.674% 4/48	664,869	661,486
Citigroup Commercial Mortgage Trust	3.368% 02/49	457,000	458,412
Citigroup Commercial Mortgage Trust	3.199% 04/50	388,000	389,334
Citigroup Inc	4.4% 6/10/25	1,080,000	1,057,394
Citigroup Inc	4.45% 9/29/27	965,000	930,495
Citigroup Inc	3.7% 1/12/26	4,390,000	4,222,843
Citigroup Inc	2.75% 04/25/2022	1,400,000	1,357,374
Citigroup Inc	2.876/VAR 07/24/23	1,555,000	1,504,359
Citigroup Inc	3.124%/VAR 1/24/23	2,116,000	2,078,353
Citigroup Inc	4.044/VAR 06/24	830,000	833,175
Citigroup Inc	2.35% 8/02/21	1,000,000	971,422
Citigroup Inc	2.45% 1/10/20	500,000	495,931
Citigroup Inc	2.7% 10/27/2022	300,000	289,170
Citizens Bank	2.55% 5/13/21	3,925,000	3,838,816
Citizens Bank	2.2% 05/26/20	1,120,000	1,103,789
Citizens Bank	2.45% 12/04/19	590,000	585,826
Citizens Bank	2.65% 5/26/22	450,000	437,170
Citizens Bank	2.375% 7/28/21	76,000	74,029
CNH Equipment Trust	3.23% 07/17/2023	745,000	747,174
Comcast Corporation	1.625% 1/15/22	1,604,000	1,535,013
Comcast Corporation	3.7% 04/15/2024	1,000,000	1,006,034
Comcast Corporation	3.375% 08/15/25	565,000	550,800
Comcast Corporation	4% 10/15/25	2,076,000	2,101,526
COMM 13-CR12 A4	4.046% 10/46	3,600,000	3,718,210
COMM 14-UBS6 ASB	3.387% 12/47	195,000	196,520
COMM 15-CCRE24 A4	3.432% 8/55	4,300,000	4,288,467
COMM 15-CR23 ASB	3.257% 05/48	338,000	339,251
COMM 15-CR26 ASB	3.373% 10/48	222,000	223,778
COMM 2010-C1 A3	4.205% 7/46	1,342,217	1,358,763
COMM 2012-CR3 A3	2.822% 10/45	424,431	417,465
COMM 2012-CR3 ASB	2.372% 11/45	403,419	398,715
COMM 2012-LC4 A4	3.288% 12/44	921,356	921,307
COMM 2013-CR12 A2	2.904% 10/46	295,719	295,379
COMM 2013-CR6 A4	3.101% 03/46	496,000	493,216
COMM 2013-CR7 A4	3.213% 03/46	650,100	649,394
COMM 2013-CR7 ASB	2.739% 03/46	3,302,611	3,283,348
COMM 2013-CR8 A5	3.612% 06/46	301,000	304,871
COMM 2015-CR22 A2	2.856% 3/48	262,000	261,235

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
COMM 2015-CR22 ASB	3.144% 3/48	318,000	317,892
COMM 2015-CR23 A2	2.852% 05/48	750,000	746,456
COMM 2015-CR25 A3	3.505% 8/48	4,000,000	4,000,542
COMM 2015-DC1 A4	3.078% 2/48	3,000,000	2,939,670
COMM 2015-PC1 A3	3.725% 7/50	4,000,000	4,075,986
Commonwealth Bank of Australia NY	2.3% 3/20	770,000	761,855
Commonwealth Bank of Australia NY	2.4% 11/20	940,000	925,319
Commonwealth Edison	3.4% 9/01/21	1,615,000	1,623,649
Commonwealth Edison	2.95% 08/15/27	1,040,000	1,000,514
Compass Bank	2.875% 6/29/22	1,337,000	1,281,080
Compass Bank	3.5% 6/11/21	610,000	608,276
Conagra Brands, Inc.	4.6% 11/25	800,000	802,892
Conagra Brands, Inc.	3.8% 10/22/21	850,000	850,262
Concho Resources Inc	3.75% 10/01/27	660,000	621,656
Consolidated Edison	2% 5/15/21	311,000	301,704
Constellation Brands, FRN	3ML+95 11/15/21	1,860,000	1,837,721
CORE 15-CALW	3.04% 2/34 144A	1,166,866	1,163,072
Corporacion Andina De Formento	2% 05/10/19	455,000	453,356
Corporacion Andina De Formento	2.125% 9/27/21	1,220,000	1,184,217
Corporacion Andina De Formento	2.75% 1/23	400,000	390,464
Coventry Health	5.45% 6/15/21	300,000	310,606
CPPIB Capital Inc	2.75% 11/02/27	750,000	728,760
Credit Agricole S.A.	2.75% 6/10/20 144A	1,000,000	988,688
Credit Agricole S.A.	3.375% 1/22	1,500,000	1,475,386
Credit Suisse	3% 10/29/21	2,280,000	2,250,988
Credit Suisse	3.574% 1/23 144A	1,000,000	975,477
Credit Suisse	3.45% 4/16/21	4,000,000	3,985,482
CSAIL 2015-C2 A-SB Commercial Mortgage Trust	3.2241% 6/57	227,000	226,271
CSAIL 2017-CX9 A2 Commercial Mortgage Trust	2.884% 09/50	641,000	636,413
CSAIL 2018-CX11 A-SB Commercial Mortgage Trust	4.0339% 4/51	2,400,000	2,470,051
CVS Health Corporation	3.5% 7/20/22	7,295,000	7,244,585
CVS Health Corporation	3.7% 03/09/23	1,979,000	1,957,702
CVS Health Corporation	4.1% 03/25/25	1,000,000	991,224
CVS Health Corporation	2.8% 7/20/20	338,000	334,896
CVS Health Corporation	2.125% 6/01/21	1,000,000	967,380
CVS Health Corporation	3.35% 03/09/21	1,421,000	1,416,253
Daimler Financial	3.1% 05/20 144A	740,000	735,855
Daimler Financial	3.35% 5/21 144A	1,230,000	1,226,149
Daimler Financial	2.45% 5/20 144A	3,250,000	3,210,894

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Daimler Financial	2.25% 3/20 144A	387,000	381,767
Daimler Financial	1.5% 7/05/19 144A	1,000,000	990,162
Daimler Financial	2.3% 1/06/20 144A	1,000,000	989,025
Daimler Financial	2.85% 1/6/22 144A	504,000	492,270
Daimler Financial	2.3% 2/12/21 144A	500,000	487,807
Danaher Corporation	2.4% 9/15/20	135,000	133,739
DBGS BIOD Mortgage Trust	1ML+80.3 05/35	1,647,447	1,638,275
DBUBS Mortgage Trust	4.537% 7/44	734,944	755,613
Dell Equipment Finance Trust	3.39% 06/22	256,000	256,083
Delta Air Lines	3.625% 3/15/22	2,570,000	2,514,864
Deutsche Bank Ag	2.85% 5/10/19	1,060,000	1,053,632
Deutsche Bank Ag	3.375% 5/12/21	1,760,000	1,698,418
Deutsche Bank Ag	2.5% 2/13/19	913,000	911,266
Deutsche Telecom	1.95% 9/21 144A	1,340,000	1,285,635
Devon Energy Co	3.25% 5/15/22	1,900,000	1,851,368
Dexia Credit	1.875% 9/15/21 144A	750,000	730,463
Dexia Credit	2.25% 2/18/20 144A	2,250,000	2,236,481
Diamond Finance	3.48% 6/19 144A	1,785,000	1,779,731
Diamond Finance	5.45% 6/23 144A	939,000	955,510
Digital Realty	3.4% 10/01/20	613,000	610,931
Digital Realty	2.75% 2/1/23	312,000	298,067
Discover Bank	3.45% 7/27/26	250,000	229,366
Discover Bank	3.1% 6/20	1,247,000	1,238,275
Discover Bank	3.35% 2/06/23	250,000	243,326
Discover Card Execution Note Trust	1ML+55 9/21	1,500,000	1,501,010
Discover Card Execution Note Trust	1ML+60 12/26	1,660,000	1,657,467
Discover Card Execution Note Trust	1.88% 2/15/23	2,357,000	2,318,858
Discover Card Execution Note Trust	1.90% 10/22	1,268,000	1,250,524
Discover Card Execution Note Trust	2.19% 4/23	550,000	543,992
Discover Card Execution Note Trust	1.85% 10/23	599,000	586,878
Discover Card Execution Note Trust	1.39% 3/22	873,000	863,369
Discover Card Execution Note Trust	3.32% 3/24	1,038,000	1,050,640
Discover Financial	3.75% 3/04/25	1,190,000	1,138,467
Discovery Communication	3.95% 3/20/28	1,260,000	1,169,012
Dominion Resources Inc	2.5% 12/19	1,200,000	1,191,085
Dominion Resources Inc	1.6% 8/15/19	262,000	259,087
Dominion Resources Inc	2% 8/15/21	251,000	241,167
Dow Chemical	3% 11/15/22	1,425,000	1,382,164
DowDuPont Inc.	3.766% 11/15/20	380,000	383,566
DowDuPont Inc.	4.205% 11/15/23	1,030,000	1,053,163
Dr Horton Inc	2.55% 12/01/20	560,000	546,413

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Duke Energy	1.8% 9/01/21	245,000	234,493
Duke Energy	3.05% 3/15/23	675,000	669,056
Duke Energy	3.95% 11/15/28	1,075,000	1,101,830
Ecolab Inc	4.35% 12/08/21	628,000	645,174
Ecopetrol S.A.	5.875% 09/18/2023	1,500,000	1,563,750
Electronic Arts	3.7% 3/01/21	1,080,000	1,087,592
Emera US Finance	2.7% 6/15/21	1,200,000	1,168,990
Enbridge Inc	2.9% 07/15/22	1,100,000	1,064,486
ENEL Finance International N.V.	2.875% 5/25/22 144A	2,175,000	2,049,201
Energy Transfer Operating, LP	4.95% 06/15/28	570,000	558,816
Enterprise Products	3.9% 2/15/24	2,035,000	2,047,039
Enterprise Products	2.85% 4/15/21	323,000	319,766
Enterprise Products	2.8% 02/15/2021	305,000	301,643
ERAC USA Finance	3.3% 10/22 144A	745,000	729,221
ERAC USA Finance	3.85% 11/24 144A	225,000	223,902
Erp Operating Lp	4.625% 12/15/21	15,000	15,519
Erp Operating Lp	2.375% 7/19	286,000	285,119
Eversource Energy	2.5% 3/15/21	520,000	511,051
Eversource Energy	2.8% 3/15/22	574,000	561,548
Exelon Corporation	4.25% 6/15/22	1,290,000	1,307,679
Exelon Corporation	2.85% 6/15/20	1,111,000	1,102,027
Exelon Corporation	VAR 6/1/22	376,000	367,408
Express Scripts	2.25% 6/15/19	1,360,000	1,354,216
Express Scripts	4.75% 11/21	320,000	329,146
Express Scripts	2.6% 11/20	180,000	177,150
Exxon Mobil Corp	2.726% 3/01/23	632,000	621,461
Exxon Mobil Corp	2.222% 3/01/21	810,000	798,310
Fannie Mae	2.375% 01/19/23	1,370,000	1,359,669
Fannie Mae	G93-3 K 7% 2/23	14,797	15,500
Fannie Mae	6.625% 11/15/30	1,935,000	2,594,373
Fannie Mae	2001-7 PF 7% 3/31	2,379	2,700
Fannie Mae	2013-72 KE 3.5% 2/43	981,812	995,354
Fannie Mae	2015-M8 Ab2 2.829% 01/25	2,539,180	2,525,751
Fannie Mae	2016-M3 Ab2 2.606% 2/26	2,534,545	2,468,770
Fannie Mae	2016-M5 Ab2 2.375% 4/26	2,682,389	2,575,974
Fannie Mae	2016-M11 Ab2 2.254% 7/26	3,800,000	3,581,517
Fannie Mae	2016-M12 Ab2 2.362% 9/26	5,800,000	5,499,938
Fannie Mae	2018-M4 A1 VAR 11/27	2,569,249	2,595,957
Fannie Mae	2018-M7 A1 VAR 03/28	3,269,253	3,300,336
Fannie Mae	2018-M8 A1 VAR 09/27	3,735,890	3,813,879
Fannie Mae	2018-M14 A1 3.5778% 8/25/28	3,644,145	3,768,590

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	2018-M14 A2 VAR 08/28	3,100,000	3,160,305
Fannie Mae	2018-M13 A1 VAR 03/30	2,397,422	2,524,858
Fannie Mae	15YR 5.50% 9/23 #AL0229	88,663	91,078
Fannie Mae	2001-44 PD 7% 9/31	6,408	7,288
Fannie Mae	2010-31 AP 4.5% 2/40	37,290	37,310
Fannie Mae	15YR 5.00% 12/21 #888436	37,198	37,483
Fannie Mae	7.50% 11/37 #888892	81,339	94,664
Fannie Mae	15YR 6.50% 1/23 #889111	111,887	116,778
Fannie Mae	15YR 6.00% 2/23 #889634	141,016	145,808
Fannie Mae	15YR 5.00% 12/20 #995324	72,897	73,605
Fannie Mae	7.50% 11/38 #995504	75,737	88,134
Fannie Mae	1992-205 Z 7% 11/22	32,257	34,143
Fannie Mae	1994-40 Z 6.5% 3/24	91,472	97,091
Fannie Mae	1997-46 PL 6% 7/27	148,150	159,064
Fannie Mae	2013-18 Md 1.75% 2/33	1,742,143	1,690,207
Fannie Mae	2013-73 Tk 3.5% 9/42	787,122	798,783
Fannie Mae	2013-130 Cg 4% 6/43	784,821	807,044
Fannie Mae	2014-21 Ga 3% 4/39	1,708,613	1,698,508
Fannie Mae	2014-64 Nk 3% 12/37	1,999,546	1,991,032
Fannie Mae	2015-7 Ga 3% 9/39	1,786,682	1,781,432
Fannie Mae	2016-25 Ha 3% 2/38	1,194,226	1,189,142
Fannie Mae	2016-42 DA 3% 07/45	3,560,191	3,531,647
Fannie Mae	2017-4 BA 3.5% 05/41	2,025,357	2,045,650
Fannie Mae	2011-87 Ja 3% 6/25/40	995,701	991,893
Fannie Mae	2011-123 Jg 2.5% 3/41	1,692,255	1,655,054
Fannie Mae	2017-96 KA 3% 01/55	4,300,233	4,283,703
Fannie Mae	20YR 6.50% 3/19 #252348	243	243
Fannie Mae	20YR 6.00% 9/21 #253999	6,466	6,952
Fannie Mae	20YR 6.00% 11/22 #254544	15,257	16,403
Fannie Mae	15YR 4.50% 12/18 #255031	—	—
Fannie Mae	20YR 6.00% 10/27 #256928	83,689	90,080
Fannie Mae	20YR 6.00% 1/28 #257048	74,983	80,710
Fannie Mae	6.00% 2/28 #257076	68,890	74,151
Fannie Mae	20YR 4.50% 5/26 #AH0473	10,196	10,556
Fannie Mae	15Yr 3.5% 12/29#As4198	609,331	619,025
Fannie Mae	15Yr 3.5% 3/29#Av9229	492,170	499,999
Fannie Mae	03-66 PA 3.5% 2/33	11,710	11,710
Fannie Mae	2009-10 AB 5% 3/24	9,003	9,247
Fannie Mae	2010-68 Hj 4.5% 6/40	2,579,474	2,666,221
Fannie Mae	2010-104 Pg 2.5% 11/39	1,873,632	1,850,576
Fannie Mae	15YR 4.50% 4/19 #725352	2,907	2,905

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 5.50% 4/19 #725528	6	6
Fannie Mae	15YR 4.50% 12/19 #735290	1,577	1,580
Fannie Mae	15YR 4.50% 3/19 #742078	2,609	2,608
Fannie Mae	15YR 5.00% 4/19 #761326	1,191	1,190
Fannie Mae	15YR 4.00% 6/19 #773153	1,966	1,967
Fannie Mae	15YR 4.00% 7/19 #773445	6,193	6,199
Fannie Mae	15YR 5.00% 12/19 #803919	15,376	15,473
Fannie Mae	15YR 6.00% 6/22 #944357	67,098	69,562
Fannie Mae	2012-149 DA 1.75% 01/43	102,875	98,621
Fannie Mae	2013-16 GP 3% 3/33	606,906	606,376
Fannie Mae	2014-83 P 3% 6/43	564,250	562,246
Fannie Mae	2015-28 P 2.5% 5/45	1,142,217	1,116,322
Fannie Mae	2015-28 Je 3% 5/45	929,819	923,993
Fannie Mae	2015-42 Le 3% 6/45	787,959	781,903
Fannie Mae	2015-54 GA 2.5% 07/45	112,420	110,391
Fannie Mae	2016-19 Ah 3% 4/46	546,935	545,761
Fannie Mae	2016-26 Cg 3% 5/46	1,687,138	1,679,057
Fannie Mae	2016-27 Hk 3% 1/41	831,434	825,544
Fannie Mae	2016-27 Kg 3% 1/40	350,345	349,091
Fannie Mae	2016-37 Bk 3% 6/46	1,752,289	1,744,005
Fannie Mae	2016-34 Gh 3% 6/46	1,656,072	1,645,777
Fannie Mae	2016-105 Pa 3.5% 4/45	791,011	802,906
Fannie Mae	2016-100 P 3.5% 11/44	1,377,072	1,393,083
Fannie Mae	2017-11 HA 3.5% 12/45	1,447,063	1,468,454
Fannie Mae	2017-20 AP 3.5% 03/45	1,621,162	1,644,983
Fannie Mae	2017-74 PA 3.5% 11/45	1,263,246	1,282,529
Fannie Mae	2017-97 P 3% 01/47	851,082	842,926
Fannie Mae	2018-3 LP 3% 02/47	2,723,265	2,704,872
Fannie Mae	2018-16 NB 3.25% 12/44	834,753	839,653
Fannie Mae	2018-11 LA 3.5% 7/45	1,071,330	1,087,164
Fannie Mae	2018-44 PA 3.5% 06/44	5,381,417	5,422,869
Fannie Mae	2018-88 BA 4% 11/25/43	1,708,426	1,754,609
Fannie Mae	6.50% 10/21 #254044	1,658	1,713
Fannie Mae	5.50% 11/34 #310105	294,920	316,291
Fannie Mae	15Yr 3.5% 7/26#Ai7819	34,925	35,460
Fannie Mae	15YR 3.50% 1/26 #AL1168	78,100	79,249
Fannie Mae	15YR 3.50% 5/27 #AL1741	166,351	169,049
Fannie Mae	15YR 3.50% 3/27 #AL1746	383,330	389,415
Fannie Mae	15YR 3.50% 5/27 #AL1751	84,197	85,563
Fannie Mae	20YR 2.5% 01/33#AL2974	221,953	217,372
Fannie Mae	20YR 2.5% 01/33#AL2975	248,450	243,322

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	20YR 2.5% 01/33#AL2976	149,458	146,373
Fannie Mae	20YR 2.5% 01/33#AL2982	175,793	172,165
Fannie Mae	15Yr 3.5% 10/29#Al5851	149,508	151,887
Fannie Mae	15Yr 3.5% 9/29#Al5878	398,182	404,516
Fannie Mae	15Yr 4.5% 11/25#Al8242	235,655	242,896
Fannie Mae	15Yr 3% 9/31#Al8853	1,857,230	1,863,260
Fannie Mae	15Yr 3.5% 1/27 #Ax1909	159,973	162,568
Fannie Mae	20YR 6.50% 12/21 #545419	510	527
Fannie Mae	6.50% 7/32 #545759	15,508	17,323
Fannie Mae	6.50% 7/32 #545762	7,672	8,568
Fannie Mae	6.00% 4/25 #660719	46,185	48,461
Fannie Mae	2011-5 PA 4% 10/25	11,092	11,126
Fannie Mae	2011-26 PA 4.5% 04/41	357,467	373,589
Fannie Mae	3.5% 07/32#BM3929	1,271,940	1,291,576
Fannie Mae	15Yr 4% 08/27#BM4533	1,086,188	1,111,632
Fannie Mae	15YR 4.50% 5/19 #725445	427	427
Fannie Mae	6.50% 11/22 #735137	11,927	12,269
Fannie Mae	6.50% 12/32 #735415	7,933	8,861
Fannie Mae	15YR 4.50% 10/20 #735926	1,338	1,348
Fannie Mae	6.50% 7/35 #745092	8,691	9,753
Fannie Mae	15YR 4.50% 3/19 #758528	490	489
Fannie Mae	15YR 4.50% 4/19 #774267	904	904
Fannie Mae	15YR 4.50% 5/19 #780233	5,799	5,800
Fannie Mae	15YR 4.50% 7/19 #788390	258	258
Fannie Mae	15YR 4.50% 10/19 #796680	18,638	18,706
Fannie Mae	15YR 4.50% 2/20 #809744	607	610
Fannie Mae	15YR 4.50% 11/20 #813915	1,694	1,722
Fannie Mae	15YR 4.50% 10/20 #836381	4,680	4,718
Fannie Mae	15YR 4.50% 7/21 #845515	1,857	1,887
Fannie Mae	15YR 4.50% 1/21 #852735	231	235
Fannie Mae	6.50% 8/36 #888034	11,653	13,005
Fannie Mae	6.50% 8/36 #888544	41,827	46,806
Fannie Mae	15YR 4.50% 11/19 #889395	75	75
Fannie Mae	15YR 4.50% 3/21 #890081	9,853	9,884
Fannie Mae	5.50% 2/37 #904918	17,900	18,712
Fannie Mae	15YR 4.50% 7/21 #932885	46,656	46,945
Fannie Mae	15YR 4.50% 12/20 #995320	82,996	83,509
Fannie Mae	15YR 6.00% 1/24 #995425	94,300	98,273
Fannie Mae	15YR 4.50% 12/20 #995465	21,094	21,255
Fannie Mae	15YR 6.50% 2/24 #995658	35,312	37,284
Fannie Mae	8.00% 11/37 #995783	12,291	13,674

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	10YR 2.5% 10/22#AB6544	58,683	58,362
Fannie Mae	10YR 2.5% 10/22#AB6730	50,863	50,584
Fannie Mae	10YR 2.5% 5/23 #MA1431	134,419	133,680
Fannie Mae	10YR 6.50% 12/37 #AD0070	34,587	37,460
Fannie Mae	6.50% 9/28 #AD0329	67,809	73,450
Fannie Mae	6.50% 12/35 #AD0723	48,738	54,441
Fannie Mae	15YR 5.50% 3/24 #AE0467	30,857	31,875
Fannie Mae	15YR 6.00% 3/24 #AE0745	60,925	63,108
Fannie Mae	6.50% 8/36 #AE0746	35,845	40,096
Fannie Mae	2003-W4 2A 6.5% 10/42	8,119	8,759
Fidelity National	3.625% 10/15/20	820,000	823,580
Fifth Third Bank	2.03% 02/22	977,000	966,356
Fifth Third Bank	2.375% 4/25/19	1,250,000	1,247,423
Ford Motor Credit Company	4.25% 9/22	1,475,000	1,413,933
Ford Motor Credit Company	4.134% 8/25	1,875,000	1,689,707
Ford Motor Credit Company	2.03% 12/20	939,000	931,933
Ford Motor Credit Company	1.69% 11/21	953,000	941,255
Ford Motor Credit Company	2.93% 06/21	1,840,000	1,836,327
Ford Motor Credit Company	1.33% 10/20	615,737	612,912
Ford Motor Credit Company	2.459% 3/20	2,000,000	1,957,611
Ford Motor Credit Company	2.681% 01/20	1,736,000	1,707,058
Ford Motor Credit Company	3.03% 11/22	809,000	809,376
Ford Motor Credit Company	1.55% 7/21	1,198,000	1,188,721
Ford Motor Credit Company	2.37% 09/22	838,000	825,581
Ford Motor Credit Company	2.95% 05/15	800,000	797,850
Ford Motor Credit Company	2.31% 4/26 144A	473,000	469,681
Ford Motor Credit Company	2.31% 8/27	324,000	319,584
Ford Motor Credit Company	2.44% 1/27	450,000	446,219
Ford Motor Credit Company	1.67% 6/21	704,771	699,400
Ford Motor Credit Company	2.01% 7/20	142,006	141,620
Ford Motor Credit Company	1.897% 8/19	1,000,000	990,174
Ford Motor Credit Company	3.339% 3/22	364,000	343,568
Ford Motor Credit Company	4.14% 2/23	1,000,000	950,457
Fortis Inc.	2.1% 10/04/21	1,600,000	1,538,118
Fortive Corp	1.8% 06/15/19	21,000	20,749
Fortive Corp	2.35% 06/15/21	302,000	294,458
Freddie Mac	15YR 5.00% 10/23 #G13276	87,384	90,254
Freddie Mac	5.50% 1/24 #G13432	136,116	140,717
Freddie Mac	15YR 5.50% 12/21 #G13481	59,918	61,176
Freddie Mac	15YR 6.00% 1/24 #G13647	119,809	124,958
Freddie Mac	15YR 6.00% 1/24 #G13982	100,486	103,644

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	15YR 5.50% 12/24 #G14015	580,956	597,922
Freddie Mac	15YR 5.0% 4/20 #G11682	43,636	43,977
Freddie Mac	15YR 5.50% 2/20 #G11728	97,596	98,199
Freddie Mac	192 I 9% 2/22	14,999	14,999
Freddie Mac	6.50% 9/23 #Z40030	972,120	1,030,028
Freddie Mac	6.50% 5/24 #Z40034	1,204,853	1,280,277
Freddie Mac	2068 B 10% 11/22	3,201	3,449
Freddie Mac	2420 MZ 6.5% 2/32	358,289	400,707
Freddie Mac	2012-4049 CA 3% 5/27	663,509	661,223
Freddie Mac	3803 EN 3.5% 2/24	752,513	753,590
Freddie Mac	2011-3844 PJ 5% 1/40	302,621	311,994
Freddie Mac	K067 A2 3.194% 07/27	7,015,000	6,965,702
Freddie Mac	18-K072 A2 3.444% 12/27	10,000,000	10,086,474
Freddie Mac	2018-K076 A2 3.9% 04/28	3,500,000	3,651,427
Freddie Mac	2018-K076 AM 3.9% 04/28	1,575,000	1,633,630
Freddie Mac	2018-K078 AM 3.92% 06/51	1,975,000	2,052,243
Freddie Mac	K079 AM 3.93% 06/25/28	2,550,000	2,653,091
Freddie Mac	2018-K077 A2 3.85% 05/28	3,200,000	3,326,244
Freddie Mac	K077 AM 3.85% 05/28	660,000	682,518
Freddie Mac	2018-K080 AM 3.986% 07/28	4,700,000	4,911,766
Freddie Mac	2018-K082 AM 3.92% 09/28	2,800,000	2,909,798
Freddie Mac	2018-K733 AM 3.75% 09/25	2,300,000	2,372,900
Freddie Mac	2018-K083 A2 3.97% 09/28	2,500,000	2,636,652
Freddie Mac	2018-K083 AM 4.03% 10/28	1,000,000	1,048,212
Freddie Mac	2018-K084 AM 3.88% 10/28	5,000,000	5,179,751
Freddie Mac	2018-K085 AM 4.06% 10/28	2,500,000	2,620,447
Freddie Mac	2018- 4% 11/28	2,300,000	2,389,950
Freddie Mac	2018-K086 AM 3.919% 11/28	750,000	779,407
Freddie Mac	K074 A2 3.6% 02/51	6,000,000	6,123,175
Freddie Mac	2527 TB 6% 11/32	13,697	15,195
Freddie Mac	2872 JG 4.5% 10/19	12,801	12,838
Freddie Mac	3397 FC 0.8613% 12/37	256,986	258,948
Freddie Mac	20YR 6.00% 9/27 #G30357	102,038	109,830
Freddie Mac	6.50% 5/22 #D95395	2,153	2,195
Freddie Mac	15YR 6.50% 7/21 #G12934	5,033	5,195
Freddie Mac	15YR 6.00% 11/23 #G13368	21,103	21,707
Freddie Mac	15YR 6.00% 4/20 #J02203	134	134
Freddie Mac	8.50% 7/28 #G00981	53,096	59,715
Freddie Mac	15YR 4.50% 4/19 #B13051	780	780
Freddie Mac	2075 PH 6.5% 8/28	26,763	29,390
Freddie Mac	2208 PG 7% 1/30	45,140	50,984

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	2262 Z 7.5% 10/30	26,412	30,249
Freddie Mac	1584 L 6.5% 9/23	35,121	37,223
Freddie Mac	1577 PK 6.5% 9/23	7,873	8,289
Freddie Mac	1617 PM 6.5% 11/23	28,626	30,406
Freddie Mac	1837 Z 6.5% 4/26	23,359	24,891
Freddie Mac	1835 D 6% 4/26	26,995	28,405
Freddie Mac	2399 OH 6.5% 1/32	37,419	41,873
Freddie Mac	2344 ZJ 6.5% 8/31	3,867	4,322
Freddie Mac	2011-3857 Ec 3.5% 8/39	900,435	913,844
Freddie Mac	2012-4026 HA 3.5% 12/39	2,000,353	2,024,685
Freddie Mac	2012-4016 Ca 2% 7/41	966,763	934,452
Freddie Mac	2012-4062 BA 3.5% 06/38	2,156,381	2,175,328
Freddie Mac	2010-3703 Cy 4% 8/25	2,048,234	2,093,514
Freddie Mac	2014-4352 A 3% 4/40	652,584	650,859
Freddie Mac	2014-4358 Da 3% 6/40	2,188,053	2,183,161
Freddie Mac	2015-4441 Ak 3% 9/37	3,556,907	3,547,001
Freddie Mac	4454 B 3% 10/41	3,418,796	3,390,086
Freddie Mac	2015-4461 LA 3% 06/38	4,513,405	4,477,302
Freddie Mac	2015-4482 Dh 3% 6/42	2,214,213	2,217,224
Freddie Mac	2015-4502 Ga 3.5% 8/41	2,245,558	2,267,978
Freddie Mac	2016-4546 AB 2% 01/31	1,730,717	1,673,971
Freddie Mac	2016-4569 DA 3% 08/44	1,752,649	1,747,557
Freddie Mac	4189 Md 3.0% 6/33	730,967	728,454
Freddie Mac	2013-4281 Lg 4% 1/43	617,977	636,615
Freddie Mac	2014-4305 Ma 3% 8/38	2,028,731	2,023,084
Freddie Mac	4314 KA 3% 12/39	3,902,654	3,883,630
Freddie Mac	2017-4716 PA 3% 07/44	4,629,887	4,616,635
Freddie Mac	2474 NR 6.5% 7/32	24,198	27,051
Freddie Mac	2484 LZ 6.5% 7/32	40,553	45,384
Freddie Mac	2009-3534 Mb 4% 5/24	1,176,013	1,210,761
Freddie Mac	15YR 5.00% 4/20 #G13598	2,741	2,759
Freddie Mac	15YR 3.50% 10/26 #G14450	917,771	931,651
Freddie Mac	15YR 2.5% 6/23#G14775	87,639	87,110
Freddie Mac	15Yr 3.5% 8/30#G15273	445,075	451,807
Freddie Mac	15Yr 2.5% 10/31#G16387	915,169	901,090
Freddie Mac	25YR 5.50% 7/35 #G05815	37,396	40,041
Freddie Mac	6.50% 8/26 #C90985	17,312	18,743
Freddie Mac	6.50% 10/26 #C90995	101,483	110,013
Freddie Mac	20Yr 3.5% 6/32#C91456	727,394	738,169
Freddie Mac	6.00% 8/26 #G00587	20,352	21,804
Freddie Mac	5.50% 3/34 #G01665	54,780	58,694

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	6.00% 8/28 #C13910	41,028	44,768
Freddie Mac	15YR 4.00% 9/25 #E02787	96,817	99,069
Freddie Mac	15YR 4.00% 4/26 #E02867	56,921	58,327
Freddie Mac	15YR 4.50% 6/19 #B14961	2,531	2,535
Freddie Mac	15YR 2.5% 9/22#J20415	38,113	37,931
Freddie Mac	15Yr 3% 5/29#J29409	1,213,988	1,215,937
Freddie Mac	5.50% 5/34 #Z40042	411,936	440,687
Freddie Mac	20Yr 3% 11/33#G30872	825,968	827,231
Freddie Mac	20Yr 3.5% 05/38#G31067	449,936	456,601
Freddie Mac	2012-4135 AB 1.75% 06/42	78,243	75,034
Freddie Mac	2015-4472 Wl 3% 5/45	452,858	452,115
Freddie Mac	K724 A1 2.776% 03/23	279,191	277,797
Freddie Mac	4683 EA 2.5% 05/47	1,272,735	1,243,572
Freddie Mac	2017-K727 A1 2.632% 10/23	197,285	195,819
Freddie Mac	2018-4765 QA 3% 02/46	1,788,295	1,778,598
Freddie Mac	2018-K079 A1 3.729% 02/28	268,337	276,672
Freddie Mac	4847 CA 3.5% 11/15/45	1,197,532	1,213,048
Freddie Mac	2018-4766 MA 3.5% 02/46	1,679,423	1,706,019
FSPC T-54 2A	6% 2/43	69,476	79,022
FSPC T-54 3A	7% 2/43	30,057	34,754
General Dynamics	2.875% 5/11/20	1,330,000	1,330,722
General Dynamics	3% 5/11/21	1,585,000	1,588,406
General Electric Capital	2.342% 11/15/20	4,891,000	4,719,916
General Electric Capital	3.1% 1/09/23	649,000	605,553
General Electric Capital	3.375% 3/11/24	786,000	734,161
General Electric Capital	2.2% 1/09/20	224,000	219,946
General Mills, Inc.	3.2% 04/16/2021	152,000	151,200
General Motors Financial	3.7% 5/09/23	1,800,000	1,712,467
General Motors Financial	3.5% 11/24	780,000	709,792
General Motors Financial	4.15% 06/19/23	1,910,000	1,860,928
General Motors Financial	2.65% 4/13/20	603,000	593,598
General Motors Financial	3.55% 4/9/21	508,000	500,948
GM Financial Leasing Trust	2.39% 7/22	374,000	370,148
GM Financial Leasing Trust	3.1% 06/21	1,304,000	1,302,041
GM Financial Leasing Trust	2.01% 11/20	385,000	382,295
GM Financial Leasing Trust	2.02% 09/20	1,097,000	1,088,618
GM Financial Leasing Trust	2.61% 01/21	1,500,000	1,492,822
GMF Floorplan Owner Revolving Trust	1.86% 5/21 144A	630,000	627,110
GMF Floorplan Owner Revolving Trust	2.22% 1/22 144A	685,000	679,105
GMF Floorplan Owner Revolving Trust	3.25% 03/15/2023	773,000	773,072
GNMA	6.50% 9/29 #002808	172,298	191,200

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
GNMA	5.50% 7/38 #004187	16,569	16,990
GNMA	6.00% 11/38 #004285	27,365	29,462
GNMA	20YR 6.50% 4/23 #593677	11,149	11,744
GNMA	2009-65 GL 4.5% 5/38	12,703	12,716
GNMA	2002-33 ZD 6% 5/32	301,103	327,963
GNMA	2008-47 PC 5% 11/16/37	654,487	674,460
GNMA	2009-127 PL 4.25% 10/38	144,293	145,056
GNMA	2010-47 CN 4.5% 8/38	22,534	22,609
GNMA	2010-73 CB 4.40% 8/35	10,560	10,550
GNMA	2010-73 GA 4.5% 9/36	311,761	314,818
GNMA	2010-68 LA 4.5% 3/38	13,898	13,887
GNMA	2010-162 PQ 4.5% 6/39	91,230	92,306
GNMA	5% 07/48#MA5332	22,467	23,407
GNMA	5% 11/48#MA5597	4,771,268	4,970,959
GNMA	6.50% 1/23 #530795	57,859	60,947
GNMA	15YR 6.50% 6/20 #641437	4,080	4,154
GNMA	2010-61 HD 3.5% 11/38	623,293	623,484
GNMA	2010-98 Ch 3% 10/39	342,152	342,919
GNMA	2013-106 Pa 4% 2/43	1,606,290	1,658,315
GNMA	7.00% 8/28 #416611	12,326	13,806
GNMA	7.00% 8/28 #458917	4,453	4,942
GNMA	7.00% 2/28 #462548	1,291	1,400
GNMA	7.00% 7/28 #462643	54,496	60,957
GNMA	7.00% 10/28 #481353	53,719	60,330
GNMA	7.00% 5/32 #552576	12,909	14,705
GNMA	8.00% 11/29 #186997	720	826
Goldman Sachs	7.5% 2/15/19	145,000	145,698
Goldman Sachs	3.85% 7/08/24	740,000	723,346
Goldman Sachs	5.75% 1/24/22	3,650,000	3,821,515
Goldman Sachs	3.85% 01/26/27	4,715,000	4,437,516
Goldman Sachs	3.75% 2/25/26	800,000	756,882
Goldman Sachs	2.908%/VAR 6/5/23	4,125,000	3,959,768
Goldman Sachs	2.876%/VAR 10/22	2,640,000	2,563,876
Goldman Sachs	5.25% 7/27/21	318,000	330,100
Goldman Sachs	3.2% 2/23/23	1,000,000	969,908
Goldman Sachs	3.2% 6/5/20	392,000	391,232
GSMS 14-GC18 AAB	3.648% 1/47	116,000	117,224
GSMS 14-GC20 AAB	3.655% 4/47	134,000	135,865
GSMS 14-GC26 AAB	3.365% 11/47	528,000	531,457
GSMS 15-GC28 AAB	3.206% 02/48	362,000	362,485
GSMS 15-GC32 A3	3.498% 7/48	4,300,000	4,304,317

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
GSMS 15-GC32 AAB	3.513% 7/48	285,000	288,295
GSMS 2012-ALOH A	3.551 4/10/34	1,780,000	1,794,048
GSMS 2012-GC6 A3	3.482% 01/45	439,341	444,042
GSMS 2012-GCJ7 A4	3.377% 05/45	3,630,752	3,646,072
GSMS 2012-GCJ9 A3	2.773% 11/45	1,075,703	1,060,956
GSMS 2012-GCJ9 AAB	2.368% 10/45	1,576,108	1,558,402
GSMS 2013-GC10 A4	2.681% 02/46	158,811	155,514
GSMS 2013-GC10 A5	2.943% 2/46	868,000	857,111
Guardian Life Global	2% 4/21 144A	380,000	370,298
Halfmoon Parent	4.375% 10/15/28 144A	1,295,000	1,303,016
Halfmoon Parent	3.4% 09/17/2021 144A	730,000	728,308
Halfmoon Parent	3.75% 07/15/2023 144A	373,000	371,735
Harot	1.68% 08/21	1,012,000	1,001,536
Harot	1.79% 09/21	528,000	521,534
Harot	2.64% 02/22	1,903,000	1,891,684
Harot	1.72% 07/21	620,285	614,952
Hart	2.79% 07/22	1,284,000	1,282,973
Hart	1.77% 01/22	1,415,000	1,396,095
Hart	1.29% 4/21	680,974	674,371
Hart	1.46% 2/20	14,142	14,132
Hart	1.56% 9/20	109,270	108,859
Healthcare Trust	2.95% 07/22	658,000	639,527
HSBC Holdings	5.1% 4/05/21	360,000	372,267
HSBC Holdings	4.875% 1/22	675,000	697,694
HSBC Holdings	3.262/VAR 3/13/23	3,905,000	3,821,485
HSBC Holdings	3.033/VAR 11/22/23	900,000	871,074
HSBC Holdings	3.95%/VAR 5/18/2024	650,000	646,451
HSBC USA Inc	2.25% 6/23/19	659,000	656,369
Hungary Government	6.375% 3/29/21	750,000	791,505
Huntington Auto Trust	1.57% 11/20	176,973	176,220
Huntington Bancshares	2.5% 8/7/22	1,040,000	1,004,692
Huntington Bancshares	2.3% 1/14/22	1,000,000	965,468
Huntington National Bank	3.25% 5/21	850,000	847,854
Husky Energy	4% 4/15/24	1,000,000	989,569
Hyundai Capital	1.625% 8/19 144A	1,345,000	1,331,084
Hyundai Capital	2.6% 3/20 144A	380,000	375,104
Hyundai Floorplan Master Owner Trust	1.81% 3/21	437,000	435,221
Imperial Tobacco	2.95% 7/20 144A	2,000,000	1,969,808
ING Bank	2.05% 8/15/21 144A	1,060,000	1,023,217
ING Group N.V.	3.15% 3/29/22	850,000	835,715
Intercontinental Exchange	2.75% 12/01/20	534,000	530,550

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Intercontinental Exchange	3.45% 09/21/23	505,000	506,930
International Paper	4.75% 2/15/22	852,000	888,783
ITC Holdings	2.7% 11/15/22	523,000	505,492
Jackson National Life Global	2.25% 4/29/21	2,845,000	2,777,859
Japan Bank International	2.25% 02/24/20	600,000	596,956
Japan Bank International	2.125% 6/20	1,878,000	1,860,244
Japan Bank International	2.125% 7/21/20	1,000,000	990,230
Japan Bank International	1.5% 7/21/21	787,000	761,757
Japan Finance Organization for Municipalities	2.125% 10/23 144A	1,000,000	957,952
Japan Finance Organization for Municipalities	2.625% 4/20/22 144A	1,200,000	1,184,949
Jefferies Group	6.875% 4/15/21	985,000	1,048,136
John Deere Capital	3.9% 7/12/21	500,000	509,477
John Deere Capital	3.65% 10/12/23	800,000	808,321
Jordan Government	3% 6/30/25	790,000	789,842
JP Morgan Chase & Co.	4.25% 10/15/20	2,050,000	2,086,551
JP Morgan Chase & Co.	4.625% 5/10/21	1,400,000	1,440,723
JP Morgan Chase & Co.	3.2% 1/25/23	1,000,000	985,375
JP Morgan Chase & Co.	3.625% 5/13/24	1,340,000	1,330,979
JP Morgan Chase & Co.	2.25%1/23/20	640,000	633,554
JP Morgan Chase & Co.	2.75% 6/20	1,785,000	1,774,492
JP Morgan Chase & Co.	3.2% 6/26	2,060,000	1,941,028
JP Morgan Chase & Co.	2.95% 10/01/26	1,140,000	1,053,383
JP Morgan Chase & Co.	2.55% 10/29/20	400,000	395,477
JP Morgan Chase & Co.	2.55% 03/01/21	1,000,000	985,857
JP Morgan Chase & Co.	3.559%/VAR 04/23/24	850,000	843,521
JP Morgan Chase & Co.	3.514% 06/18/22	850,000	851,890
JP Morgan Chase & Co.	4.023/VAR 12/05/24	1,100,000	1,109,296
JPMBB 13-C12 ASB	3.157% 07/45	1,538,385	1,532,656
JPMBB 14-C22 A3A1	3.5379% 9/47	2,000,000	2,008,455
JPMBB 14-C22 ASB	3.5036% 09/47	356,000	357,808
JPMBB 15-C27 A3A1	2.9202% 2/48	4,500,000	4,373,653
JPMBB 15-C32 A4	3.3293% 11/48	3,000,000	2,971,744
JPMCC 12-C8 ASB	2.3791% 10/45	1,852,086	1,821,930
JPMCC 13-C10 A5	3.1425% 12/47	1,085,000	1,076,848
JPMCC 16-JP4 A2	2.9343% 12/49	507,000	502,278
JPMCC 17-JP5 A3	3.3422% 03/50	2,100,000	2,090,323
JPMCC 2012-C6 A3	3.5074% 5/45	295,731	297,127
JPMCC 2012-C8 A3	2.8291% 10/45	419,558	412,228
JPMCC 2015-JP1 A2	3.1438% 1/49	423,000	421,039
JPMorgan Chase Bank	3.086/VAR 4/21	3,250,000	3,236,412

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Key Corp	5.1% 3/24/21	435,000	451,145
Key Corp	2.9% 9/15/20	2,000,000	1,986,492
KeyBank National	2.5% 12/15/19	307,000	305,120
KeyBank National	2.25% 3/16/20	250,000	247,312
KeyBank National	1.6% 8/22/19	384,000	380,588
Kinder Morgan	2.65% 2/01/19	207,000	206,890
Kinder Morgan	3.05% 12/01/19	392,000	389,746
Kraft Foods	3.5% 6/22 WI	980,000	971,859
Kraft Heinz	3% 6/01/26	400,000	357,015
Kraft Heinz	3.95% 7/15/25	3,180,000	3,078,830
Kroger	2.3% 1/15/19	350,000	349,879
Kroger	3.3% 1/15/21	215,000	214,067
Kubota Credit Owner Trust	3.1% 08/15/2022 144A	1,027,000	1,032,031
Laboratory Corp	3.2% 2/01/22	150,000	148,858
LG&E & Ku Energy Llc	3.75% 11/20	1,250,000	1,254,587
Liberty Mutual	5% 6/01/21 144A	390,000	400,513
Liberty Mutual	4.95% 5/22 144A	930,000	958,809
Lincoln National	6.25% 2/15/20	1,350,000	1,393,238
Lloyds Bank plc	3.3% 05/07/21	2,200,000	2,193,246
Lloyds Bank plc	2.907/VAR 11/07/23	1,000,000	945,558
LyondellBasell Industries	5% 4/15/19	974,000	975,060
Macquarie	3.189/VAR 11/23 144A	2,650,000	2,547,029
Macys Retail	3.875% 1/15/22	270,000	267,178
Manitoba Provence	2.125% 6/26	100,000	93,454
Manufacturers & Traders Trust Company	2.1% 2/06/20	600,000	593,487
Manufacturers & Traders Trust Company	2.5% 5/18/22	500,000	485,674
Maple Escrow Subsidiary	3.551% 5/25/21 144A	725,000	723,874
Maple Escrow Subsidiary	4.057% 5/25/23 144A	2,000,000	1,991,742
Markel Corp	7.125% 9/30/19	1,300,000	1,333,925
Marriott Intl	3% 3/01/19	2,440,000	2,436,884
Marsh & Mclennan	2.35% 3/06/20	550,000	545,056
Marsh & Mclennan	2.75% 1/30/22	886,000	868,363
Massmutual	2.35% 4/19 144A	890,000	889,040
Massmutual	2.45% 11/23/20 144A	750,000	739,786
McCormick & Company, Inc.	2.7% 08/15/22	1,345,000	1,304,124
Mcdonalds	2.625% 1/15/22	530,000	518,259
Mcdonalds	2.75% 12/20	74,000	73,472
Medtronic Inc	3.5% 3/15/25	3,927,000	3,913,178
Mercedes Benz Auto Lease Trust	2.41% 02/21	636,000	633,118
MetLife	3.45% 10/21 144A	1,030,000	1,034,264
MetLife	2% 4/20 144A	750,000	739,222

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
MetLife	2.65% 4/22 144A	750,000	730,885
Mid-Atlantic Interstate Transmission	4.1% 5/28 144A	860,000	854,389
Mitsubishi UFJ Financial Corp	3.761% 7/26/23	3,080,000	3,094,008
Mitsubishi UFJ Financial Corp	2.65% 10/20 144A	1,000,000	987,660
Mitsubishi UFJ Financial Corp	2.19% 9/13/21	500,000	482,651
Mitsubishi UFJ Financial Corp	2.998% 2/22	436,000	429,876
Mitsubishi UFJ Financial Corp	3.455% 03/02/2023	750,000	745,353
Mizuho Financial Group	3.922/VAR 9/24	3,870,000	3,910,670
Mizuho Financial Group	3.549% 02/28/23	1,005,000	1,002,814
Mizuho Financial Group	2.632% 04/21 144A	1,000,000	980,998
Mizuho Financial Group	2.273% 9/13/21	500,000	484,101
Mizuho Financial Group	2.953% 2/22	500,000	490,162
Moodys Corp	2.75% 12/15/21	295,000	289,292
Moodys Corp	3.25% 06/07/2021	440,000	438,286
Morgan Stanley	3.125% 01/23/23	1,890,000	1,844,964
Morgan Stanley	3.772%/VAR 01/24/29	270,000	258,482
Morgan Stanley	4% 07/23/25	320,000	315,837
Morgan Stanley	3.75% 2/25/23	465,000	464,154
Morgan Stanley	3.875% 01/27/26	1,455,000	1,419,843
Morgan Stanley	3.625% 01/20/27	2,540,000	2,415,309
Morgan Stanley	5.75% 1/25/21	3,070,000	3,204,903
Morgan Stanley	5.5% 7/28/21	525,000	549,772
Morgan Stanley	5.5% 1/26/20	1,360,000	1,390,741
Morgan Stanley	3.737%/VAR 4/24	4,115,000	4,083,566
Morgan Stanley	2.5% 4/21/21	2,340,000	2,292,929
Morgan Stanley	2.75% 05/19/22	850,000	826,909
Morgan Stanley	2.65% 1/27/20	600,000	595,429
Morgan Stanley	2.5% 1/24/19	1,330,000	1,329,457
Mosaic Co New	4.25% 11/15/23	2,275,000	2,286,522
MPLX LP	4.125% 03/01/27	380,000	361,996
MPLX LP	4% 03/15/2028	585,000	548,616
MPLX LP	4.8% 02/15/2029	565,000	563,958
MSBAM 13-C13 ASB	3.557% 11/46	654,267	660,923
MSBAM 15-C22 ASB	3.04% 4/15/48	200,000	199,422
MSBAM 2012-C6 A4	2.858% 11/45	842,990	830,950
MSBAM 2013-C11 A4	CSTR 8/46	228,000	237,528
MSBAM 2013-C7 A4	2.918% 2/46	616,000	607,311
MSBAM 2013-C8 A4	3.134% 12/48	703,000	698,606
MSBAM 2014-C16 ASB	3.477% 6/47	469,000	471,636
MSBAM 2014-C17 ASB	3.477% 8/47	591,000	595,907
MSBAM 2015-C21 A3	3.077% 3/48	5,600,000	5,473,934

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
MSBAM 2015-C21 ASB	3.15% 03/48	118,000	117,308
MSBAM 2016-C29 A1	1.597% 5/49	261,951	258,254
MSC 2011-C3 A3	4.054% 7/49	42,856	42,967
MSC 2015-MS1 A3	3.51% 5/48	3,500,000	3,501,972
Mylan N.V.	2.5% 06/07/19	446,000	443,904
Mylan, Inc.	4.55% 04/15/28 144A	1,455,000	1,356,884
NA Development Bank	4.375% 2/11/20	2,900,000	2,945,504
NALT 2017-A A3	1.91% 04/20	890,000	885,562
NALT 2017-B A3	2.05% 09/20	504,000	500,393
NAROT 2016-B A3	1.32% 1/15/21	774,686	768,494
NAROT 2017-A A3	1.74% 08/21	858,000	850,018
NAROT 2017-B A3	1.75% 10/21	2,095,000	2,070,659
National Australian Bank	2.625% 1/14/21	1,635,000	1,616,122
National Australian Bank	3.7% 11/04/21	1,220,000	1,231,536
Nationwide Building Society	3.766%/VAR 03/08/24 144A	1,005,000	967,191
NAVSL 2016-6A A1	1ML+48 3/66	53,074	53,087
New York City Transitional Finance Authority (TFA)	2.05% 08/01/23	225,000	215,087
New York City Transitional Finance Authority (TFA)	2.85% 02/01/24	210,000	205,661
New York Life	1.95% 2/20 144A	1,000,000	988,551
New York State Urban Development Corporation	2.67% 03/15/23	525,000	518,826
New York State Urban Development Corporation	2.7% 03/15/23	915,000	905,319
Newell Rubbermaid	4.2% 4/01/26	535,000	523,118
NextEra Energy Capital Holdings, Inc.	3.342% 9/1/20	1,225,000	1,227,216
Nisource Inc	2.65% 11/17/22	2,125,000	2,034,325
Nissan	2.125% 03/03/20 144A	1,530,000	1,504,865
Nissan	2.25% 1/20 144A	1,070,000	1,054,579
Nissan	2.15% 09/20 144A	925,000	898,690
NMOTR 2016-A A2	1.54% 6/21	452,000	448,976
Noble Energy Inc	4.15% 12/15/21	1,605,000	1,612,623
Noble Energy Inc	3.9% 11/15/24	1,500,000	1,452,905
Nomura Holdings	2.75% 3/19/19	975,000	974,165
Norfolks South	3.25% 12/01/21	20,000	20,052
Nutrien Limited	3.15% 10/01/22	250,000	241,310
Oneok Inc	4% 07/13/27	590,000	563,031
Oneok Partners	3.375% 10/01/22	1,145,000	1,124,167
Ontario Province	3.4% 10/17/23	970,000	989,187
Ontario Province	2.25% 05/18/22	345,000	337,848
Ontario Teachers	3.125% 03/20/22	565,000	560,878

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Ontario Teachers Finance Trust	2.75% 04/16/21	250,000	250,235
Oracle Corp	1.9% 9/15/21	5,725,000	5,555,727
PACCAR Financial Corp	3.4% 8/9/23	1,025,000	1,032,588
People's United	3.65% 12/06/22	995,000	995,913
Pepsico Inc	1.7% 10/06/2021	1,000,000	967,152
Petroleos Mexicanos	4.625% 09/21/23	1,500,000	1,407,750
Petroleos Mexicanos	6.5% 03/13/27	750,000	705,000
Philip Morris	2.625% 2/18/22	1,000,000	967,914
Philip Morris	2.375% 8/17/22	745,000	715,934
Philip Morris	1.875% 2/21	1,294,000	1,257,309
Plains All American Pipeline	2.85% 1/31/23	800,000	754,060
Plains All American Pipeline	4.5% 12/26	800,000	770,957
PNC Bank	4.375% 8/11/20	1,200,000	1,221,843
PNC Bank	2.95% 1/30/23	1,040,000	1,012,818
PNC Bank	3.8% 7/25/23	460,000	461,595
PNC Bank	2.95% 02/23/25	2,250,000	2,165,894
PNC Bank	2.15% 4/29/21	1,000,000	974,253
PNC Bank	2.55% 12/09/21	500,000	487,772
PPL Capital Funding Inc	3.5% 12/01/22	405,000	398,411
Pricoa Glbl	2.45% 9/21/22 144A	626,000	604,976
Principal Financial Group	3.3% 9/15/22	460,000	456,892
Private Export Funding	2.45% 7/15/24	290,000	286,100
Private Export Funding	2.3% 9/15/20	4,010,000	3,978,886
Private Export Funding	2.65% 2/21 144A	1,190,000	1,190,909
Progress Energy Inc	4.875% 12/01/19	1,500,000	1,518,992
Protective Life Global	3.397% 6/21 144A	1,520,000	1,522,851
Protective Life Global	2.161% 9/20 144A	500,000	490,990
PSEG Power LLC	3.85% 06/01/23	1,105,000	1,105,834
Pt Holdings Co Inc (Unlist)	0	525	—
Public Service Company of Oklahoma	5.15% 12/01/19	27,000	27,497
Public Service Electric and Gas Company	3.65% 9/01/28	2,900,000	2,938,005
Public Service Electric and Gas Company	2.65% 11/22	577,000	555,146
Public Service Enterprise	2% 11/15/21	293,000	281,357
Quebec Province	2.75% 4/12/27	480,000	467,022
Quebec Province	7.14% 2/27/26	630,000	760,152
Quebec Province	2.375% 1/31/22	800,000	790,200
Rabobank	3.875% 9/26/23 144A	1,535,000	1,540,212
Reckitt Benckiser	2.375% 6/24/22 144A	2,075,000	1,992,868
Regions Financial Corp	3.2% 2/08/21	1,000,000	993,571
Regions Financial Corp	2.75% 8/22	786,000	758,279
Reliance Std Lf	2.5% 1/15/20	4,260,000	4,218,812

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Reynolds American	3.25% 6/20	504,000	500,829
Reynolds American	4% 6/12/22	257,000	254,218
Rockwell Collins	2.8% 3/15/22	2,940,000	2,857,505
Roper Technologies	3% 12/15/20	750,000	744,976
Roper Technologies	2.8% 12/15/21	651,000	637,742
Roper Technologies	3.65% 09/15/2023	547,000	547,361
Royal Bank of Canada	3.2% 04/30/21	4,595,000	4,594,358
Royal Bank of Canada	3ML+39 4/30/21	1,520,000	1,507,256
Royal Bank of Canada	3.7% 10/5/23	2,385,000	2,394,410
Royal Bank of Canada	2.35% 10/30/20	300,000	296,294
Royal Bank of Scotland	3.498/VAR 5/23	2,858,000	2,748,173
Royal Bank of Scotland	4.519%/VAR 06/25/20	1,029,000	1,009,625
Ryder System Inc	2.35% 2/19	1,480,000	1,478,299
Ryder System Inc	2.5% 09/01/22	395,000	379,488
Ryder System Inc	3.5% 06/01/21	490,000	490,615
San Diego G&E	3% 8/15/21	500,000	497,908
Santander UK	4.45% 12/3/21	750,000	762,961
Santander UK	3.125% 1/8/21	1,025,000	1,006,261
Santander UK	2.125% 11/3/20	1,500,000	1,464,736
Santander UK	2.5% 1/5/21	715,000	698,298
Schlumberger Holdings Corporation	3% 12/21/20 144A	934,000	925,714
Schlumberger Holdings Corporation	2.4 8/01/22 144	1,850,000	1,776,314
Sempra Energy	2.4% 3/15/20	445,000	438,694
Sempra Energy	1.625% 10/07/19	707,000	697,235
Sempra Energy	2.9% 02/01/2023	153,000	148,662
Shell International	2.125% 5/20	571,000	565,127
Shell International	2.25% 11/10/20	550,000	543,338
Shire Acquisitions Investments Ireland Limited	2.4% 9/23/21	3,894,000	3,765,272
Siemens	2.9% 5/27/22 144A	1,330,000	1,305,744
Simon Property	3.375% 3/15/22	170,000	170,231
Simon Property	2.35% 1/30/22	175,000	169,948
Simon Property	2.75% 06/01/23	690,000	668,599
Skandinaviska Enskilda Banken AB	2.375% 3/25/19 144A	1,890,000	1,886,515
Skandinaviska Enskilda Banken AB	3.25% 5/21 144A	1,515,000	1,509,379
Societe Generale	4.25% 9/23 144A	1,025,000	1,017,900
Southern Company	2.35% 7/01/21	1,500,000	1,458,299
SP Powerassets LTD	3% 9/26/27 144A	1,150,000	1,089,286
SRT 2017-A A3	2.58% 01/21	820,000	813,247
SRT 2018-A	2.93% 05/20/21	682,000	681,141
SSM Health Care Corporation	3.688% 6/1/23	470,000	474,284

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
SSTRT 17-1A A3	1.89% 8/20	426,427	424,266
SSTRT 17-2A A3	2.04% 4/21 144A	501,000	495,644
SSTRT 2016-1A A3	1.76% 3/20	120,145	119,755
SSTRT 2018-2A A3	3.325% 8/22	1,030,000	1,038,018
Standard Chartered Bank	3ML+1.15 1/20/23	1,790,000	1,772,023
Starbucks Corp	3.8% 08/15/2025	420,000	415,534
State Street Government Short Term Investments Fund	0	12,496,982	12,496,982
Stifel Financial Corp	4.25% 7/18/24	1,680,000	1,698,822
Sumitomo Mitsui Banking Corp	2.45% 1/10/19	675,000	674,906
Sumitomo Mitsui Banking Corp	2.25% 7/11/19	785,000	781,209
Sumitomo Mitsui Banking Corp	2.45% 1/16/20	1,950,000	1,934,267
Sumitomo Mitsui Banking Corp	2.784% 7/22	1,295,000	1,261,796
Sumitomo Mitsui Banking Corp	2.778% 10/22	575,000	557,990
Sumitomo Mitsui Banking Corp	2.846% 01/11/22	1,000,000	981,582
Suntrust Banks Inc	2.7% 1/27/22	1,500,000	1,462,869
Suntrust Banks Inc	3.525%/VAR 10/21	1,361,000	1,362,372
Suntrust Banks Inc	3.502%/VAR 8/2/22	669,000	666,971
Swiss Re Treasury (US) Corp	2.875% 12/22 144A	580,000	568,005
Synchrony Financial	2.7% 2/03/20	575,000	565,167
SYNCT 2015-1 A	2.37% 3/23	748,000	742,091
Takeda Pharmaceutical	3.8% 11/26/20 144A	520,000	523,033
Takeda Pharmaceutical	4% 11/26/21 144A	1,120,000	1,135,226
TAOT 2016-A A3	1.25% 3/20	516,918	515,298
TAOT 2016-B A3	1.51% 4/20	268,519	267,071
TAOT 2017-B A3	1.76% 07/21	2,245,000	2,224,289
TAOT 2017-C A3	1.78% 11/21	1,040,000	1,025,149
TAOT 2018-B A3	2.96% 9/15/22	794,000	794,192
Tennessee Valley Authority	7.125% 5/01/30	130,000	179,164
Tennessee Valley Authority	2.875% 02/01/27	290,000	287,150
Time Warner Cable	8.75% 2/14/19	1,600,000	1,608,933
Time Warner Inc	4.75% 3/29/21	1,149,000	1,177,948
Time Warner Inc	4% 1/15/22	15,000	15,184
Time Warner Inc	3.8% 2/15/27	825,000	774,516
TJX Companies, Inc	2.75% 6/15/21	411,000	407,525
Toronto Dominion Bank	2.125% 4/07/21	1,000,000	978,506
Total Capital International	2.875% 2/17/22	13,000	12,845
Total Capital International	2.75% 6/19/21	430,000	427,525
Toyota Motor Corp	2.6% 1/11/22	1,000,000	985,498
Transcanada	2.125% 11/15/19	840,000	832,005
Transcanada	2.5% 8/1/22	800,000	767,721

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Transcontinental Gas Pipe Line Company	4% 03/15/28	1,285,000	1,257,272
UBS	2.375% 8/14/19	1,885,000	1,877,386
UBS	4.0484% 5/15/51	4,200,000	4,304,879
UBS	4.125% 09/25 144A	1,350,000	1,341,365
UBS	2.859/VAR 08/23 144A	2,315,000	2,226,420
UBS	2.45% 12/01/20 144A	850,000	834,116
UBSBB 2012-C2 A4	3.525% 5/63	447,000	451,909
United Parcel Services	5.125% 4/01/19	2,100,000	2,111,243
United Technologies	2.3% 5/4/22	1,630,000	1,563,645
United Technologies	3.5% 08/16/2021	247,000	246,321
UnitedHealth Group	2.7% 7/15/20	303,000	301,868
UnitedHealth Group	2.875% 12/15/21	400,000	398,689
UnitedHealth Group	2.125% 3/15/21	600,000	587,448
UnitedHealth Group	4.7% 2/21	2,150,000	2,212,860
Unum Group	5.625% 9/15/20	623,000	644,503
US 10yr Note Future	(CBT) MAR19 TYH9	(609)	(237,891)
US 10yr Ultra Future	10YR ULTRA FUT MAR19 UXYH9	(26)	(12,188)
US 2yr Note Future	(CBT) MAR19 TUH9	196	27,563
US 5yr Note Future	(CBT) MAR19 FVH9	512	128,000
US Long Bond Future	(CBT) MAR19 USH9	(161)	(75,469)
US Treasury Bond	3% 08/15/48	1,965,000	1,959,093
US Treasury Bond	2% 11/30/20	26,905,000	26,650,892
US Treasury Bond	1.5% 12/31/18	—	—
US Treasury Bond	1.5% 1/31/19	33,505,000	33,482,737
US Treasury Bond	2.125% 9/30/21	63,655,000	63,044,641
US Treasury Bond	1.375% 08/31/20	5,300,000	5,199,378
US Treasury Bond	1.375% 4/30/21	16,285,000	15,880,180
US Treasury Bond	2.125% 8/15/21	21,980,000	21,777,250
US Treasury Bond	1.625% 04/30/23	35,025,000	33,773,574
US Treasury Bond	1.375% 5/31/21	23,850,000	23,233,212
US Treasury Bond	0.875% 06/15/19	3,160,000	3,136,917
US Treasury Bond	1.25% 12/31/18	—	—
US Treasury Bond	1.75% 05/15/23	520,000	503,876
US Treasury Bond	1.875% 1/31/22	21,810,000	21,420,821
US Treasury Bond	1.875% 03/31/22	35,085,000	34,426,441
US Treasury Bond	2.125% 6/30/22	7,090,000	7,005,801
US Treasury Bond	1.75% 05/31/22	5,680,000	5,545,057
US Treasury Bond	1.25% 06/30/19	16,985,000	16,878,844
US Treasury Bond	1.875% 04/30/22	13,441,000	13,183,540
US Treasury Bond	1.875% 09/30/2022	25,975,000	25,410,413
US Treasury Bond	1.375% 09/30/19	565,000	559,769

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
US Treasury Bond	2.25% 11/15/27	4,000,000	3,866,864
US Treasury Bond	2.375% 01/31/23	1,720,100	1,712,237
US Treasury Bond	0.625% 04/15/23	14,980,000	15,003,475
US Treasury Bond	2.75% 11/30/20	—	—
US Treasury Bond	2.625% 12/15/21	15,925,000	15,995,785
US Treasury Bond	2.5% 12/31/20	5,295,000	5,293,677
US Treasury Bond	COUP 11/15/27	19,000,000	14,903,116
US Treasury Bond	COUP 2/15/38	6,300,000	3,586,586
US Treasury Bond	0% 05/09/19	300,000	297,362
US Treasury Bond	2% 02/28/21	270,000	267,142
US Treasury Bond	2.125% 12/31/22	7,196,000	7,094,824
US Treasury Bond	1.125% 7/31/21	934,200	902,514
US Treasury Bond	1.25% 10/31/21	670,000	647,598
US Treasury Bond	0.125 1/15/23	11,335,000	11,996,697
US Treasury Bond	2.625% 07/15/21	6,247,900	6,269,235
US Treasury Bond	1.625% 10/15/20	—	—
US Treasury Bond	2.25% 02/15/21	23,556,000	23,423,433
US Treasury Bond	2.375% 03/15/21	11,455,000	11,422,397
US Treasury Bond	2.375% 04/15/21	13,755,000	13,718,151
US Treasury Bond	2.625% 05/15/21	16,030,000	16,078,655
US Treasury Bond	2.625% 06/15/21	6,025,000	6,044,076
US Treasury Bond	2.75% 08/15/21	22,055,000	22,201,310
US Treasury Bond	2.75% 09/15/21	4,270,000	4,299,236
US Treasury Bond	2.875% 10/15/2021	5,460,000	5,517,104
US Treasury Bond	2.875% 11/15/21	11,571,300	11,699,332
US Treasury Bond	2.875% 11/30/23	12,650,000	12,869,613
US Treasury Bond	2.625% 12/31/23	9,160,000	9,207,302
US Treasury Bond	1.75% 12/31/20	24,000,000	23,652,798
US Treasury Bond	1.125% 02/28/21	16,893,000	16,402,112
US Treasury Bond	1.75% 11/30/21	30,000,000	29,393,606
US Treasury Bond	2% 12/31/21	5,000,000	4,931,455
US Treasury Bond	1.625% 7/31/20	6,000,000	5,914,329
US Treasury Bond	1.5% 05/15/20	8,868,000	8,741,419
US Treasury Bond	1.875% 07/31/22	7,662,000	7,503,124
US Treasury Bond	1.625% 08/31/22	3,411,000	3,308,718
US Ultra Bond Future	(CBT) MAR19 WNH9	(50)	(29,688)
USAA Auto Owner Trust 2017-1 A3	1.79% 05/21	727,000	721,622
USAA Capital	2% 6/01/21 144A	1,000,000	971,956
Vende	6.5% 2/24	128,867	136,356
Verizon	3.5% 11/01/21	1,592,000	1,608,982
Verizon	3.45% 3/15/21	325,000	327,131

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Verizon	3.376% 2/15/25	687,000	666,525
Verizon	1.75% 8/15/21	811,000	783,107
Verizon	2.946% 03/15/22	608,000	600,345
Verizon	3.125% 03/16/2022	440,000	437,047
Virginia Electric & Power Co.	2.95% 1/15/22	340,000	336,343
Volkswagen	3.875% 11/20 144A	710,000	713,325
Volkswagen	4% 11/21 144A	925,000	926,854
Volkswagen	4.25% 11/023 144A	2,535,000	2,514,063
Volkswagen	2.4% 5/20 144A	300,000	295,293
Volkswagen Auto Loan Enhanced Trust	3.32% 11/21/22	492,000	492,091
Walt Disney Company	2.35% 12/01/22	318,000	308,828
Watson Pharma Inc	3.25% 10/01/22	700,000	684,369
WEC Energy Group, Inc.	3.375% 06/15/21	945,000	944,370
Wells Fargo	3% 1/22/21	844,000	840,204
Wells Fargo	2.6% 7/20	500,000	495,072
Wells Fargo	2.918% 10/45	940,762	930,735
Wells Fargo	3.069% 1/24/23	600,000	584,371
Wells Fargo	3.325%/VAR 07/23/21	3,670,000	3,666,331
Wells Fargo	3.625% 10/22/21	1,995,000	2,006,717
Wells Fargo	3.55% 8/14/23	850,000	846,878
Welltower Inc.	3.95% 09/01/23	353,000	353,857
Western Gas Partners	4% 7/01/22	395,000	391,598
Westinghouse Air Brake Technologies	4.7% 09/15/28	680,000	638,124
Westpac Banking	2.6% 11/20	2,580,000	2,548,662
Westpac Banking	1.6% 8/19/19	1,000,000	991,118
Westpac Banking	2.8% 1/11/22	1,000,000	981,162
WestRock Company	3.75% 3/15/25 144A	1,970,000	1,933,881
WFCM 15-LC20 A3	3.086% 4/50	4,800,000	4,787,474
WFCM 2013-LC12 A1	1.676% 7/46	48,205	48,143
WFCM 2015-C27 ASB	3.278% 2/48	486,000	488,489
WFCM 2016-C34 A2	2.741% 5/49	474,000	466,093
WFCM 2016-C37 A2	3.03% 12/49	357,000	356,284
WFCM 2016-LC25	1.795% 12/15/59	110,729	109,558
WFRBS 13-C12 ASB	2.838% 3/48	78,258	77,706
WFRBS 13-C16 ASB	3.963% 9/46	182,238	185,307
WFRBS 14-C20 ASB	3.638% 05/47	230,000	233,243
WFRBS 14-C23 ASB	3.636% 10/57	272,000	276,812
WFRBS 2011-C3 A4	4.375% 3/44	569,000	580,093
WFRBS 2012-C7 A2	3.431% 6/45	363,000	364,872
WFRBS 2012-C9 A3	2.87% 11/45	579,719	575,083
WFRBS 2012-C9 ASB	2.445% 11/45	2,139,852	2,119,583

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
WFRBS 2013-C11 A5	3.071% 03/45	918,000	911,142
WFRBS 2013-C12 A4	3.198% 3/48	219,000	218,125
WFRBS 2013-C14 A5	3.337% 6/46	855,000	856,503
WFRBS 2013-C16 A5	4.415% 09/46	470,000	492,221
WFRBS 2014-C22 ASB	3.464% 9/57	870,000	879,849
Williams Partners	3.6% 3/15/22	1,655,000	1,624,850
Wisconsin Energy	2.45% 6/15/20	218,000	215,396
Woolworths Limited	4% 9/22/20 144A	1,400,000	1,409,872
Xerox Corp	2.75% 3/15/19	554,000	551,230
Xylem Inc	4.875% 10/01/21	400,000	413,007
Zimmer Biomet Holdings, Inc.	3.7% 03/19/23	985,000	974,430
Zoetis Inc	3.45% 11/13/20	106,000	106,273

Adjustment to Contract Value			19,978,287

Total Investment Contracts			$1,856,576,488

Registered Investment Companies
* Fidelity Investments Money Market Government Portfolio - Institutional Class Fund	Money Market Fund	52,005,263	$52,005,263
BlackRock Government Short-Term Investment Fund	Money Market Fund	725,722,846	725,722,846
Janus Balanced N Fund	Blended Based Fund	56,016,934	1,733,724,098
Oppenheimer Developing Markets Fund	Equity Based Fund	4,728,215	177,686,337
Pimco Total Return Institutional Fund	Fixed Income Based Fund	46,504,009	461,784,805
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	31,535,850	640,177,751
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	45,518,090	2,462,073,504
Vanguard Real Estate Index Institutional Shares	Equity Based Fund	8,427,081	137,867,042

Total Registered Investment Companies			$6,391,041,646

Self-Directed Brokerage Account	Various		$592,321,056

Common Collective Trust
Harris Associates Oakmark Global Collective Fund	Equity Based Fund	15,295,267	$236,923,693
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Fund	11,140,843	1,203,990,874
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Fund	13,244,051	1,393,141,771
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Fund	6,440,764	848,506,223

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Fund	20,488,112	2,878,989,446

Total Common Collective Trust			$6,561,552,007

Raytheon Company Common Stock
Raytheon Company*	Raytheon Common Stock	10,408,032	$1,596,071,707

Total Raytheon Company Common Stock			$1,596,071,707

Total Investments			$16,997,562,904

Participant Loans*	Approximately 3.25%-9.50%		$212,750,362

Total Investments At Contract Value Including Participant Loans			$17,210,313,266

*Party in interest

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 13, 2019

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer